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                    June 4, 2020

       Joseph Moscato
       Chief Executive Officer
       NuGenerex Immuno-Oncology, Inc.
       10102 USA Today Way
       Miramar, FL 33025

                                                        Re: NuGenerex
Immuno-Oncology, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 12,
2020
                                                            File No. 000-56153

       Dear Mr. Moscato:

              We issued comments on the above captioned filing on April 8, 2020. On May 5, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences
       cc:                                              Jeffrey Wofford, Esq.